UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 0-3430

(Check One): ☒ Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form 10-D  ☐ Form N-SAR  ☐ Form N-CSR
FOR Period Ended:  June 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:  ____________________________

Read Instruction (on back page)Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the  notification  relates  to a portion of the filing checked above, identify the Item(s) to which the notification relates:  __________________________________

PART I  --  REGISTRANT INFORMATION

Full Name of Registrant:  Intermost Corporation

Former Name if Applicable:  not applicable

Address of Principal Executive Offices (Street and Number):  31st Floor, 3B31-23 Guomao Building, 005, Renmin Rd. (South), Shenzhen, People’s Republic of China 518014

PART II -- RULE 12b-25(b) AND (c)

If the subject  report could not be filed without unreasonable effort or expense and the registrant seeks  relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition  report on Form 10-Q or 10-QSB, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant is in the process of collecting data from its subsidiaries and affiliates in order to complete its audit.  Additionally, the registrant’s Chief Executive Officer is traveling and unavailable to review the completed audit prior to its being filed.  Because of these reasons, the audit will likely not be completed in time for complete review by the registrant’s Chief Executive Officer to timely file a complete and accurate report.

PART IV -- OTHER INFORMATION

(1)           Name and telephone number of person to contact  in  regard  to  this notification

Gerald Lau                             650                                                227-8000
(Name)                       (Area Code)                              (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).  ☒ Yes  ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐ Yes  ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Intermost Corporation
(Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 26, 2008		INTERMOST CORPORATION

/s/ Rocky Wurianghai

	By:	Rocky Wurianghai
Chief Executive Officer